UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File No. 0-53646

Novicius Corp. (formerly Intelligent Content Enterprises Inc.)

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

TABLE OF CONTENTS

1.	Novicius Corp.’s wholly owned subsidiary, Novicus Acquisition Corp. Articles of Incorporation, effective March 26, 2018, as filed on Sedar on May 2, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 3, 2018	NOVICIUS CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

Request ID:	021447848	Province of Ontario	Date Report Produced: 2018/03/26
Demande no:		Province de l’Ontario	Document produit le:
Transaction ID:	067559822	Ministry of Government Services	Time Report Produced: 16:03:06
Transaction no:		Ministère des Services gouvernementaux	Imprimé à:
Category ID:	CT
Catégorie:

Certificate of Incorporation

Certificat de constitution

This is to certify that	Ceci certifie que

NOVICIUS ACQUISITION CORP.

Ontario Corporation No.	Numéro matricule de la personne morale en Ontario

002627391

is a corporation incorporated,	est une société constituée aux termes
under the laws of the Province of Ontario.	des lois de la province de l’Ontario.

These articles of incorporation	Les présents statuts constitutifs
are effective on	entrent en vigueur le

MARCH 26 MARS, 2018

Barbara Duckitt

Director/Directrice

Business Corporations Act/Loi sur les sociétés par actions

Page: 1
Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

21447848	2627391

FORM 1		FORMULE NUMÉRO 1
BUSINESS CORPORATIONS ACT	/	LOI SUR LES SOCIÉTÉS PAR ACTIONS

ARTICLES OF INCORPORATION

STATUTS CONSTITUTIFS

1. The name of the corporation is:	Dénomination sociale de la compagnie:

NOVICIUS ACQUISITION CORP.

2. The address of the registered office is:	Adresse du siège social:

1 KING STREET WEST Suite 1505

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)

(Rue et numéro, ou numéro de la R.R. et, s’il s’agit édifice à bureau, numéro du bureau)

TORONTO	ONTARIO
CANADA	M5H 1A1

(Name of Municipality or Post Office)	(Postal Code/Code postal)
(Nom de la municipalité ou du bureau de poste)

3. Number (or minimum and maximum	Nombre (ou nombres minimal et maximal)
number) of directors is:	d’administrateurs:

Minimum 1	Maximum 10

4. The first director(s) is/are:	Premier(s) administrateur(s):

First name, initials and surname Prénom, initiales et nom de famille	Resident Canadian State Yes or No Résident Canadien Oui/Non

Address for service, giving Street & No.	Domicile élu, y compris la rue et le
or R.R. No., Municipality and Postal Code	numéro, le numéro de la R.R., ou le nom
de la municipalité et le code postal

* RITWIK	YES
UBAN
318 RICHMOND STREET WEST Suite 3806

TORONTO ONTARIO
CANADA M5V 0B4

Page: 2
Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

21447848	2627391

4. The first director(s) is/are:	Premier(s) administrateur(s):

First name, initials and surname Prénom, initiales et nom de famille	Resident Canadian State Yes or No Résident Canadien Oui/Non

Address for service, giving Street & No.	Domicile élu, y compris la rue et le
or R.R. No., Municipality and Postal Code	numéro, le numéro de la R.R., ou le nom
de la municipalité et le code postal

*DIKSHANT	YES
BATRA
33 BAY STREET Suite 4502

TORONTO ONTARIO
CANADA M5J 2Z3

*JAMES	NO
CASSINA
2ND TERRACE WEST CENTREVILLE

NASSAU
BAHAMAS

Page: 3
Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

21447848	2627391

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

N/A

6. The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s’il y a lieu, d’actions que la compagnie est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of Common Shares.

Page: 4
Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

21447848	2627391

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series: Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions que peut être émise en série:

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) Dividends. Subject to the provisions of the Business Corporations Act (Ontario) (the “Act”) and the rights of the holders of any class of shares entitled to receive dividends in priority to the Common Shares, the holders of the Common shares shall be entitled to receive dividends, if as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the Common Shares, the board of directors may in their sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(b) Voting. The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation, other than meetings of the holders of another class or series of shares, at which meeting each holder shall be entitled to one (1) vote for each Common Share held.

Page: 5
Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

21447848	2627391

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L’émission, le transfert ou la propriété d’actions est/n’est pas restreinte. Les restrictions, s’il y a lieu, sont les suivantes:

The right to transfer shares of the Corporation shall be restricted in that no shareholder shall be entitled to transfer any share or shares of the Corporation without the approval of:

(a) the directors of the Corporation expressed by resolution passed by the votes cast by a majority of the directors of the Corporation at a meeting of the board of directors or signed by all of the directors of the

Corporation; or

(b) the shareholders of the Corporation expressed by resolution passed by the votes cast by a majority of the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on that resolution.

Page: 6
Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

21447848	2627391

9. Other provisions, (if any, are):

Autres dispositions, s’il y a lieu:

(a) The number of security holders that beneficially own, directly or indirectly, securities of the Corporation, other than non-convertible debt securities, is limited to 50, not including employees or former employees of the Corporation or its affiliates, provided that each person is counted as one beneficial owner unless the person is created or used solely to purchase or hold securities of the Corporation in which case each beneficial owner or each beneficiary of the person, as the case may be, must be counted as a separate beneficial owner.

(b) The securities of the Corporation, other than non-convertible debt securities, may be distributed only to persons described in Section 2.4 of National Instrument 45-106 - Prospectus Exemptions, as promulgated by the Canadian Securities Administrators, as the same may be amended, replaced or substituted for from time to time.

Page: 7
Ontario Corporation Number
Request ID / Demande no	Numéro de la compagnie en Ontario

21447848	2627391

10. The names and addresses of the incorporators are Nom et adresse des fondateurs

First name, initials and last name	Prénom, initiale et nom de
or corporate name	famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code

Domicile élu, adresse du siège social au adresse de l’établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* RITWIK

UBAN

318 RICHMOND STREET WEST Suite 3806

TORONTO ONTARIO

CANADA M5V 0B4

*DIKSHANT

BATRA

33 BAY STREET Suite 4502

TORONTO ONTARIO

CANADA M5J 2Z3

*JAMES

CASSINA

2ND TERRACE WEST CENTREVILLE

NASSAU

BAHAMAS